CARSUNLIMITED.COM, INC.
                                   PO Box 446
                            Seacliff, New York  11579
                                 (516) 671-5551

                                    ---------

  INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or before June 17, 2002, to holders of record on June 4, 2002, of shares of Common Stock ("Common Stock") of Carsunlimited.com, Inc., a Nevada corporation (the "Company") in connection with an anticipated change in all officers and members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become officers and directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the
Securities  and  Exchange  Commission  (the  "SEC")  thereunder.

     On May 22, 2002, Anthony Genova, the President of the Company, Lawrence Genova, a director of the Company, Joseph Marks, a Director of the Company and the Company's VP of Internet Marketing Development, William Quinn, a director of the Company and the Company's Treasurer and Secretary and Michael Makropoulos, a director of the Company (collectively, the "Sellers") entered into a Stock Purchase Agreement (the "Purchase Agreement") with Douglas Shih, Loyalty United
(US), Inc. and CH Ventures, Inc. (collectively, the "Purchasers"), who are not currently affiliated with the Company or any of the Sellers, pursuant to which the Sellers will sell to the Purchasers, in the aggregate, 21,000,000 shares of the Company's Common Stock representing control of the Company (the "Control Shares") on terms described below. Nevada law does not require approval of this stock sale by the Company's shareholders, and their approval will not be sought.

     WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     The closing under the Purchase Agreement (the "Closing") will result in a change in control of the Company. As a result, at the Closing under the Purchase Agreement, the current officers and directors of the Company will resign, and persons designated by the Purchaser will be appointed as the new officers and directors of the Company. It is the intention of the Sellers to complete Closing under the Purchase Agreement as soon as reasonably possible, but in any event no later than June 28, 2002.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed stock sale, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                           TERMS OF THE STOCK PURCHASE

     Under the terms of the Purchase Agreement, the Sellers are selling a total of 21,000,000 shares in a private transaction for an aggregate purchase price of $273,000 or $0.013 per Control Share (the "Purchase Price"). The Purchase Price, however, will be reduced by the amount of the Company's outstanding liabilities as of the closing (the "Closing") of the transactions contemplated by the Purchase Agreement. The Control Shares as of this date amount to approximately 79% of the Company's issued and outstanding common stock.

     The sale of the Control Shares will not be registered under the Securities Act of 1933, as amended (the "Act"), but will be made in reliance upon an exemption from the Act's registration requirements. The Company and the Sellers believe that the sale of the Control Shares as herein described will be exempt from registration under Section 4(1) of the Act on the basis that it is a transaction by persons other than the issuer, an underwriter or dealer, because:

     (a) The Control Shares have been offered and will be sold only to the Purchasers, and no public offering or distribution has occurred or will occur, and the Sellers are selling for their own account and not acting for the Company in any way;

     (b) The Purchasers have affirmatively represented to the Sellers that, among other things, they are acquiring the Control Shares for investment with no current intention of reselling or distributing the Control Shares, and that they have sufficient knowledge and experience in business, financial and tax matters to evaluate the risks and merits of purchasing the Control Shares.

     (c) The Purchasers have been or will be given information or access to information about the Company equivalent to what would have been contained in a registration statement filed under the Act; and

     (d) The certificate(s) delivered to the Purchasers evidencing the Control Shares will bear a customary form of investment legend restricting transfer, and a stop transfer order will be placed in the Company's transfer records as to all such shares.

                       INFORMATION CONCERNING THE COMPANY

BUSINESS

     Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the Securities and Exchange Commission and available electronically on EDGAR at www.sec.gov.
    -------

DESCRIPTION  OF  SECURITIES

     The following description is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's registration statement on
Form  SB-2,  filed  with  the  Commission  on  August  14,  2000  and  available electronically  on  EDGAR  at  www.sec.gov.
                               -----------

     COMMON  STOCK.

     General. The Company is authorized to issue 50,000,000 shares of common stock par value $0.001. As of May 24, 2002, there were 26,530,000 common shares issued and outstanding. All shares of common stock outstanding are validly issued and non-assessable.

     Voting Rights. Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of the Company's directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

     Dividend Policy. All shares of common stock are entitled to participate proportionally in dividends if the Board of Directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. The Company has not paid any dividends since inception and presently anticipates that all earnings, if any, will be retained for development of its business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, the Company's future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

     Miscellaneous Rights and Provisions. Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

     PREFERRED  STOCK.

     General.  No  preferred  stock  has  been  authorized.

     Dividends, Voting, Liquidation, & Redemption. Upon issuance, the Company's Board of Directors will determine the rights and preferences of shares of preferred stock. The Board of Director's ability to issue preferred stock without further shareholder approval has the potential to delay, defer or prevent a change in control of the Company. Moreover, the Board of Director's broad discretion in designating specific rights and preferences may have the potential to dilute or devalue the stock held by the common shareholders.

                      PRINCIPAL STOCKHOLDERS OF THE COMPANY

     The following tables set forth the beneficial ownership of the Company prior and immediately following the Closing:

STOCKHOLDINGS  PRIOR  TO  CLOSING

     The following table sets forth, as of the date of this Information Statement, the stock ownership of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent of its issued and outstanding Common Stock. As of such date, the Company had a total of 26,530,000 shares of Common Stock issued and outstanding. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name  and  Address               Amount  and  Nature               Percent
of  Beneficial  Owner          of  Beneficial  Owner(1)          of  Class
---------------------          ------------------------          ---------

Anthony  J.  Genova,  Jr.               16,086,000                 60.6%
Director
PO  Box  446
Seacliff,  New  York  11579

Paul  Greco  Family
   Ltd. Partnership                       735,000(2)               2.77%
500 North Broadway
Jericho, NY 11579

The  Greco  Family  Ltd.
   Partnership                            735,000(2)               2.77%
500 North Broadway
Jericho, NY 11579

Michael  Makroplous  (3)                  450,000                  1.69%
Director
PO  Box  446
Seacliff,  New  York  11579

Joseph  Marks  (3)                      4,450,000                 16.77%
Director
PO  Box  446
Seacliff,  New  York  11579

William  Quinn                            300,000                  1.13%
Secretary  and  Treasurer
PO  Box  446
Seacliff,  New  York  11579

Lawrence  Genova                          150,000                    (*)
Director
PO  Box  446
Seacliff,  New  York  11579

All  directors  and  executive
officers  as  a
group  (5  persons)                    21,436,000                 80.7%

______________________________________

(*)  Represents  less  than  1%

(1) These figures are based upon 26,530,000 shares of the Company's common stock issued and outstanding as of May 24, 2002. These figures include an aggregate of 2,550,000 shares of the Company's common stock that have been authorized for issuance but have not been physically issued or delivered. These shares have not yet been physically delivered to their respective shareholders due to the Company's inability to make payment to its transfer agent on outstanding invoices. Except as otherwise noted in these footnotes, the nature of beneficial ownership for shares reported in this table is sole voting and investment power.

(2) Such shares have been authorized for issuance, but have not been physically issued or delivered. They are included in the Company's calculation of 26,530,000 shares of common stock outstanding. Such shares are subject to a leak out provision of 10% per month. The aggregate number of shares owned by the group, comprised of the Paul Greco Family Ltd. Partnership and The Greco Family Ltd. Partnership, is 5.7% of the Company's outstanding common stock.

(3)  Michael  Makroplous  and  Joseph  Marks  are  brothers.

STOCKHOLDINGS  FOLLOWING  THE  CLOSING

     The table below sets forth the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to the Company's knowledge, own of record or beneficially more than five percent of its issued and outstanding Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name  and  Address               Amount  and  Nature               Percent
of  Beneficial  Owner          of  Beneficial  Owner               of  Class
---------------------          ---------------------               ---------

Douglas  Shih                         10,500,000  (1)               39.57%
CEO,  President  and  Director
1359  Broadway
Suite  1814
New  York,  NY  10018

Ronald  C.  H.  Lui                  10,500,000  (2)               39.57%
Treasurer  and  Secretary
and  Director
54  Pine  Street,  4th  Floor
New  York,  NY  10005

All  directors  and  executive
officers  as  a
group  (two  persons)                21,000,000 (1)(2)             79.14%
__________________

(1) Consists of shares purchased by Mr. Shih from the Sellers as described above.

(2) Consists of (a) 8,000,000 shares purchased from the Sellers by Loyalty United (US), Inc., a private investment company controlled by Mr. Lui, and (b) 2,500,000 shares purchased from the Sellers by CH Ventures, Inc., an entity wholly-owned by Mr. Lui. Mr. Lui is deemed to be the beneficial owner of these 10,500,000 shares.

     The Company is not aware of any material proceeding to which any of Messrs. Shih or Lui (the "Designees") is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the Designees has:

     (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Lawrence Genova, brother of Anthony J. Genova, Jr., the Company's President and a director, provided computer related services to the Company. The Company has valued said services at $5,000 and on June 9, 2000 the Company, in consideration for such services, sold to Lawrence Genova 100,000 shares of the Company's Common Stock at a par value of $0.001, for a total purchase price of $100.00

     On July 20, 2001, Anthony J. Genova, Jr. transferred shares of common stock to Joseph Marks, a Director of the Company, as consideration for Mr. Marks's ongoing commitment to the Company in connection with Internet engineering and assisting the Company in its process of becoming listed on the OTC Bulletin Board.

CONFLICTS  OF  INTEREST

     The current officers and directors of the Company are selling the Control Shares to the Buyers. The sale of the Control Shares represents a potential conflict of interest in that the Sellers are making a current profit on the sale of their shares, irrespective of how other shareholders of the Company subsequently fare, none of whom have an opportunity to sell their own shares in such transaction nor to approve or consent to such sale.

                            MANAGEMENT OF THE COMPANY

CURRENT  BOARD  OF  DIRECTORS  AND  MANAGEMENT

The Company's Bylaws provide that it shall have a minimum of one director on the board at any time. Vacancies are filled by a majority vote of the remaining directors then in office. The directors and executive officers of the Company are as follows:


Name                         Age              Positions  Held
----                         ---               ---------------

Anthony  J.  Genova,  Jr.     42               Director,  President  &  CEO

Lawrence  Genova              45               Director

Michael  Makropoulos          43               Director

Joseph  ("Skip")  Marks       46               Director/VP of Internet Marketing
                                               Development

William  Quinn                53               Director/Treasurer and Secretary

The above named directors will serve as the directors until the Closing at which time their successors will be appointed as described below.

ANTHONY  J.  GENOVA,  JR.

Mr. Genova has 21 years experience in the automobile industry and the banking business. He has been employed with Chemical Bank and Marine Midland Bank. His banking experience includes sales, wholesale, credit and collections. Mr. Genova also has extensive experience in the Automotive Dealership area where he was General Manager, Finance and Insurance Manager. He has also been an independent representative for dealer sales involving extended service contracts, finance, and insurance training. Anthony Genova is the brother of Lawrence Genova.

LAWRENCE  GENOVA

Mr. Genova has been in the information services profession for 20 years. He currently is a software architect and engineer for North Shore Health Systems. Mr. Genova has a strong technical background in UNIX, NT/98/95, Cisco routers, Novell as well as mainframe and mini computer installations. Mr. Genova currently consults in large multi-platform computer centers. Lawrence Genova is the brother of Anthony Genova.

WILLIAM  F.  QUINN

Mr. Quinn has been a CPA for twenty five years. He has extensive experience in financial controls and management. Mr. Quinn is a graduate of Providence College, Rhode Island.

JOSEPH  "SKIP"  MARKS

After receiving a BS in Engineering from the Colorado School of Mines, Mr. Marks began his professional development at Nalco Chemical Company and then Schlumberger. After holding several management positions including Sales Manager, Regional Operations Manager, and National Business Development Manager, he moved to Marketing Manager, North America for the $250 Million Production Services line for Schlumberger. While in this position, he developed Intranet and Internet Sales and technology transfer strategies and coordinated all marketing activities including product development, product roll-outs, advertising and R and D input. Currently, he is Chairman of MaxVentures, Inc. an Internet business construction company. This company focuses on formative stage-business opportunities by supplying strategic direction, business preparation, web and software architecture, valuation, financial forecasts and sales and marketing strategies. Mr. Marks has U.S. and International Patents, is nationally published, and has an MBA in Finance and Marketing from Tulane University. Mr. Marks and Mr. Makropoulos are brothers.

MICHAEL  MAKROPOULOS

Mr. Makropoulos contributes more than 22 years of high-tech experience. Mr. Makropolous successfully established Pan-Kurta European distribution and operations in the United Kingdom and Belgium for Kurta Corp. a major computer peripherals manufacturer. More recently, he was responsible for sales and channel development for a division of Xerox. Presently, Michael is Vice-Chairman of MaxVentures, an Internet business construction firm. This company focuses on emerging and second stage e-businesses opportunities by supplying strategic direction, business preparation, web and software architecture, valuation, financial forecasts and sales and marketing strategies. In addition to being nationally published, he actively participates, speaks and panels for the World Computer Law Congress and the Software Publishers Association. Mr. Marks and Mr. Makropoulos are brothers.

     Other than the officers and directors named above, there are no employees who are expected to make a significant contribution to our corporation.

     Lawrence Genova, a director, is the brother of Anthony J. Genova, Jr., the Company's President, CEO and a director.

     Two of the Company's directors, Mr. Marks and Mr. Makropoulos, are brothers.

Upon the Closing, the officers and directors named above will resign as officers and directors of the Company, and the Board of Directors of the Company will be comprised of Douglas Shih and Ronald C. H. Lui, the Designees of the purchasers of the Control Shares.


COMMITTEES  OF  THE  BOARD  OF  DIRECTORS

     The Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Closing.

MANAGEMENT  AND  BOARD  OF  DIRECTORS  AFTER  THE  CLOSING

     None of the Designees named below is currently an officer or Director of or holds any position with the Company, nor are they known to own any shares of the Company. The following table identifies each of the Designees and executive officers of the Company who will take office at the Closing:



                            PROPOSED POSITION(S) WITH
NAME                AGE     THE COMPANY
---------------------------------------------------------------------
Douglas  Shih      49       CEO, President and Chairman of the Board
                            of Directors

Ronald  Lui        51       Treasurer,  Secretary  and  Director

DOUGLAS  SHIH


     Douglas Shih has been the General Manager of Lotusland Enterprise Co. Ltd. since 1986. Lotusland is based in Taipei, Taiwan and it acts as an exclusive sales agent for Pierre Cardin in Asia. He is responsible for all general operations, sales, procurement and production control. He also oversees Lotusland's subcontracted manufacturers in Singapore, Malaysia, Philippines, Thailand, Indonesia and Sri Lanka.

RONALD  C.  H.  LUI

     Ronald  Lui  is  the Chief Executive Officer and Chairman of Loyalty United
(US), Inc., a privately held investment holding Company and its subsidiary, Jihui Capital Services, Inc., a financial consulting firm. He has held such positions with Loyalty and Jihui since October 2001. During the period from April 2, 2001 to April 30, 2002, Mr. Lui acted as the Chief Executive Officer, President and a director of Minghua Group International Holdings Limited, a developer of alternative energy vehicles. For the previous five years prior to joining Minghua, Mr. Lui worked for Fuller International Development Ltd., a real estate development company, as the Southeast Asia Regional Director.

     None of the above Designees has received any compensation from the Company, and there have been no transactions between the Company and any of these Designees other than as set forth in this Information Statement.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY  COMPENSATION  TABLE

The following table sets forth summary information concerning compensation awarded to, earned by or paid to Anthony J. Genova, Jr., our Chairman and Chief Executive Officer, for the years ended December 31, 2001 and December 31, 2000.



                           SUMMARY COMPENSATION TABLE
                             Long-Term Compensation
                          -----------------------------
         Annual  Compensation         Awards        Payouts
        ---------------------         ------        -------
Name  and                             Restricted
Principal                             Stock
Position(s)        Year    Salary($)  Bonus($)    Other($)    Awards(#  shares)
                                                 Compensation

Anthony  Genova    2001    $124,000*
                   2000     $82,000

(*) Through December 31, 2001, Anthony J. Genova, Jr. earned approximately $124,000 of which $114,195 is accrued.



EMPLOYMENT  AGREEMENTS.

We currently have no written employment agreements with any of our key officers and directors.

OPTION  GRANTS  IN  FISCAL  YEAR  2001

We have not granted any options to our officers or directors to purchase shares of our common stock for the fiscal year ended December 31, 2001 or during the period from January 1, 2002 through the date of this Information Statement.

                             INDEMNIFICATION POLICY

     Section 6.09 of the Company's bylaws provides that the Company must indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Company to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

     Any indemnification under the bylaws (unless ordered by a court) must be made by the Company only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. This determination is made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or, regardless of whether or not a quorum is obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders of the Company.

     The Company's certificate of incorporation provides that no officer or director will be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes.

                         NO STOCKHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the sale of the Control Shares by the Company's stockholders. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

     This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.
                                                               -----------

     Following the Closing, the Company will file a Current Report on Form 8-K with the SEC reflecting the fact that the Closing has occurred and that the Designees have taken office.

                                   The  Board  of  Directors

June  17,  2002
Seacliff,  New  York